DEAN LAW CORP

601 Union Street, Suite 4200

Seattle, Washington 98101

Tel: 206-274-4598

Fax: 206-493-2777

Email: fdean@deanlawcorp.com

May 22, 2009

Via EDGAR

Tara Harkins, Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Harkins:

Re:         Salamon Group, Inc. (the “Company”)

Form 10-K for the Year Ended December 31, 2008, Filed April 15, 2009

File No. 000-50530

We are counsel for the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the relevant document.

Form 10-k for the Fiscal Year Ended December 31, 2008

Item 7.  Management’s Discussion and Analysis, page 13

1.

Please revise your disclosure here in future filings to include a discussion of your results of operations.  Refer to Item 303(A)(3) of Regulation S-K.

ANSWER:  This answer is combined with number two below.

2.

We note your discussion here regarding your plan of operation is the same as that provided in the Form 10-KSB for the year ended December 31, 2007.  We further note that you have not incurred any additional research and development expenses.  Please revise future filings to update your plan of operation.  Include a timeline of when you expect to complete the working model of the power generator and when you expect to begin generating revenues.  Disclose any barriers currently preventing you from completing the production of your working model and commercialization of your product.  If no new progress has been made with respect to your business plan, that fact should be clearly disclosed to investors.

ANSWER:  Item 7 has been amended to read as follows:

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Item 7.  Management's Discussion and Analysis or Plan of Operation.

Overview

     We were organized under the laws of the State of Nevada on April 27, 2001. We are a developmental stage company organized by John E. Salamon. Our aim is to develop, license and/or acquire certain electrical generator technologies, which we believe to be proprietary. Our offices are presently located at 4080 Paradise Road #15-901, Las Vegas, Nevada, USA 89169, and our telephone number is (702) 241-0145.

     Every public issuer of stock engaged in interstate business and which has total assets exceeding $1 million and has more than 750 shareholders is required to register its securities with the Securities and Exchange Commission under the Exchange Act. We have not reached these threshold requirements and are therefore exempt from required registration under Section 12(g) of the Exchange Act. However, we filed a Form 10-SB registration statement on a voluntary basis in order to possibly enhance shareholder and investor confidence by way of full disclosure of our current status and financial condition. Registration may also allow us to establish a trading market on the OTC Bulletin Board. We believe that registration may assist in securing private investment capital, which is needed to complete product testing, to establish a market for our product and to continue research and development of additional products.

     Since our inception, we have been involved in organizational and fund raising activities and the licensing, subsequent acquisition and further development of a certain electrical generator technology from Space Globe Technologies Ltd., a private British Columbia, Canada corporation (“Space Globe”), founded and organized also by John Salamon. Space Globe was founded for the purpose of developing technologies and concepts in the field of “Alternative Energy Sources.” Alternative Energy Sources are those which are not supplied by the burning of fossil fuels or the splitting of atoms. Some of the alternative energy sources include solar energy, wind power, geothermal, tides and hydro power. Space Globe was incorporated in the Province of British Columbia, Canada in 1998 by John Salamon. It was initially established as a management/consulting company in which to develop ideas and concepts for power generation. Space Globe’s primary assets consist of office equipment and investments in us. Effective June 29, 2007, in connection with our acquisition of ownership and rights to certain patents and wireless EPG technology from Space Globe, we no longer considered ourself a “shell” company and our current operations are focused on developing and licensing such technologies. From 1999 to 2001 Space Globe and Mr. Salamon developed the concept and design of an Electrical Power Generator (“EPG”) for home and office use and for emergency power backup situations. Mr. Salamon filed a patent application in Canada on September 4, 2001 for protection of the design of the EPG and on March 10, 2008, as requested by the Canadian Patent Office, we filed additional information regarding this patent pending. Mr. Salamon filed a second patent application in Canada on May 12, 2006 and two more patent applications later in 2006 for the protection of designs related to wireless EPGs.

     We initially distributed to Mr. Salamon and White & Lee Investments, L.P., our former legal counsel, a total of 1,500,000 and 500,000 shares, respectively, of common stock, $0.001 par value per share. These founders shares were issued pursuant to Section 4(2) of the Securities Act of 1933 (the “Act”).

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     We were formed by Mr. Salamon for the purpose of pursuing his business plan of developing technologies and concepts in the field of “Alternative Energy Sources” in a newly established Nevada corporation. All transactions described below between us and Space Globe were incidental to the transfer of assets to us in connection with the reorganization of these two entities under Mr. Salamon’s common control.

     On July 5, 2001, we entered into a Technology License Agreement with Space Globe whereby we agreed to pay $50,000 cash and issued 5,000,000 shares of common stock to Space Globe as license fees for the technology related to the EPG. The cost of the license was determined to be at an estimated cost of research and development time and materials expended by Space Globe for the development of the EPG. The 5,000,000 shares issued in connection with such Technology License Agreement were issued pursuant to Section 4(2) of the Act at an estimated fair value of $5,000 and the cash was subsequently paid from proceeds of our private placements.

     On January 10, 2005, we replaced the license agreement with Space Globe with an agreement under which Space Globe transferred 100% ownership of and rights to the EPG technology, protected by the 2001 patent application, to us for no additional compensation. John Salamon, through Space Globe, also assigned all rights to the patent pending to us. On September 30, 2007, we amended the agreement with Space Globe such that John Salamon retains a 1% interest in the patent application.

     In addition to the foregoing issuances, from April 2001 through December 31, 2008, we received gross proceeds of $441,043 (including $103,000 in cash, conversion of $264,193 of amounts due to a related party, and services valued at $73,850) from the issuance of a total of 8,103,880 shares of common stock in offerings conducted pursuant to Section 4(2) of the Act and Regulation S. These offerings were made in the Provinces of British Columbia and Alberta, Canada.

     On June 29, 2007, we entered into an assignment agreement with Space Globe whereby Space Globe transferred to us its ownership of and rights to the wireless EPG technology, including Space Globe’s 99% interest in the three 2006 patent applications, in consideration for the issuance of 4,500,000 shares of common stock to Space Globe (or 1,500,000 shares for each of the three patents applications) at a value of $0.07 per share, the estimated fair value of the shares on the date of the transaction. John Salamon, who filed the three patent applications, retains a 1% interest in the patents pending. The value of the technology was determined to be at an estimated cost of research and development time and materials expended by Space Globe for the development of the wireless EPG. The 4,500,000 shares issued in connection with the assignment agreement were issued pursuant to Section 4(2) of the Act.

     On June 20, 2008, we entered into a license agreement with 482229 B.C. Ltd. (“482229”), a private company based in Kelowna, British Columbia, whereby we granted 482229 the exclusive rights to manufacture, market, distribute and sell in Canada all electrical power generation products derived from our 2001 patent pending. The license is for an initial term of seven years. 482229 has agreed to pay us a one time licensing fee of CDN$15,000 on or before June 20, 2009 and additional fees equal to 3% of 482229’s gross revenues derived from the sale of products, payable quarterly. In order to maintain the license, 482229 must meet or exceed the following minimum sale requirements:

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During Year Ended	Minimum Total Sales of Products
December 31, 2008	CDN$0.00
December 31, 2009	CDN$20,000
December 31, 2010	CDN$30,000
December 31, 2011	CDN$40,000
December 31, 2012	CDN$50,000
December 31, 2013	CDN$60,000
December 31, 2014	CDN$70,000

     We are actively seeking to purchase real estate and an operating casino in Las Vegas, Nevada. We intend to move our corporate headquarters into the casino. The purchase of the casino will allow us to start generating revenues so that we can further our business plan to develop, license and/or acquire technologies and concepts in the field of “Alternative Energy Sources.” Once we locate a suitable casino, we intend to enter into a letter of intent to purchase the casino. At that time we will undertake a non-brokered private placement under Rule 506 of Regulation D, to raise the funds required to purchase the casino. There is no assurance that we will succeed in identifying and purchasing a casino or that funding will be available to us for this purpose. There is also no assurance that any casino we might purchase will generate revenues sufficient for us to carry out our business plan related to alternative energy sources.

     We intend to offer additional securities under Rule 506 of Regulation D to fund our short-term and medium-term expansion plans.

     As of the date hereof, we have no other employees or customers.

Plan of Operation

     Since our inception, we have been involved in organizational activities, have completed offerings of shares of common stock in which we have received gross proceeds in the amount of $103,000 from the issuance of 2,515,010 shares of common stock, have concluded the licensing and subsequent acquisition of an EPG from Space Globe, and have completed a working model of the power generator. For the period from inception (April 27, 2001) through December 31, 2008, we had no revenue from operations and our deficit accumulated during the development stage amounted to $870,092. We propose to compete in the alternative energy source technology market.

     As reported in the Report of Independent Registered Public Accounting Firm on our December 31, 2008 financial statements, we have suffered recurring losses from operations, we have a working capital deficit and a deficit accumulated during the development stage. These items raise substantial doubt about our ability to continue as a going concern.

     We plan to generate revenues through the sale of manufacturing and marketing licenses on a world-wide basis.

     We will also be involved in research and development activities. We will search for a private investment group to provide up to $500,000 to cover the costs of product development. All products will be licensed to other corporations for manufacturing, thus no additional money is anticipated to be required to manufacture and/or distribute our products.

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     Future research and development will be focused on smaller, portable EPGs adding a solar power component as well as an electric wireless product. Mr. Salamon has a conceptual design and prototypes and will proceed with plans when funding allows.

     We are not planning to purchase a plant or equipment at this time but rather to enter into licensing agreements to manufacture and market the products.

     If we are unable to generate sufficient revenue from operations to implement our plans, we intend to explore all available alternatives for debt and/or equity financing, including but not limited to private and public securities offerings. Accordingly, we expect that it will be necessary for us to raise additional funds in the event that we are unable to generate any revenue from operations and if only a minimal level of revenue is generated in accordance with our expectations.

      Mr. Salamon, at least initially, will be responsible for developing our business. However, at such time, if ever, as sufficient operating capital becomes available, he expects to employ additional staffing. In addition, we expect to continuously engage in market research in order to monitor new market trends and other critical information deemed relevant to our business.

Financial Condition, Capital Resources and Liquidity

     As of December 31, 2008, we have a deficit accumulated during the development stage of $870,092. At December 31, 2008, we had assets totaling $690 and current liabilities of $56,965 attributable to amounts due to related parties and accounts payable.

     We currently have a working capital deficit and there can be no assurance that our financial condition will improve. We are expected to continue to have minimal working capital or a working capital deficit as a result of our development stage.

     Even though we believe, without assurance, that we will obtain sufficient capital with which to implement our business plan on a limited scale, we are not expected to continue in operation without an infusion of capital. In order to obtain additional equity financing, we may be required to dilute the interest of existing shareholders or forego a substantial interest of our revenues, if any.

     We have no potential capital resources from any outside sources at the current time. In our initial phase, we will operate out of the facility provided by Mr. Salamon

     Our ability to continue as a going concern is dependent upon our ability to attract a sufficiently large and profitable licensee base to license our electrical generator technology.

     To implement such plan, also during this initial phase, we intend to initiate a self-directed private placement under Rule 506 in order to raise approximately $500,000. In the event such placement is successful, we believe that we will have sufficient operating capital to meet the initial expansion goals and operating costs for a period of one year.

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Net Operating Losses

As of December 31, 2008, we have accumulated a net loss of $853,151.

Research and Development

     482229 is now responsible for all further development, testing and commercialization of all EPG products derived from our 2001 patent pending. Until we can secure other qualified licensees regarding the EPG products derived from our other patents pending, all further development, testing and commercialization of those EPG products will be completed by us, subject to obtaining the necessary financing. Upon securing such other qualified licensees, any further research, development and commercialization of those EPG products and all related costs will be the responsibility of the licensee.

     We, under the direction of Mr. Salamon, are continually researching and studying “Alternative Energy Sources” and plan to develop other power generation devices as capital funding becomes available. Alternative Energy Sources are those which are not supplied by the burning of fossil fuels or the splitting of atoms. Some of the alternative energy sources include solar energy, wind power, geothermal, tides and hydro power.

     We have developed a smaller, portable EPG utilizing similar designs and adding a solar power component. We have also developed prototypes of EPG products that generate power wirelessly. Once we are able to raise additional working capital, we will further develop these products.

Off-Balance Sheet Arrangements

     We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Material Commitments for Capital Expenditures

     We had no contingencies or long-term commitments at December 31, 2008.

Critical Accounting Policies

     There were no changes to the critical accounting policies as discussed in our 2008 Form 10-K filed on April 15, 2009.

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Item 9A(T) Controls and Procedures, page 15

Management's Report on Internal Control Over Financial Reporting, page 15

3.

We note that your management "has concluded, as of December 31, 2008, that [you] did not maintain effective controls over the financial reporting process" as opposed to your internal controls over financial reporting. As such, it does not appear that your certifying officers have reached a conclusion on whether your internal controls over financial reporting were effective or were not effective as of the end of the latest reporting period covered by these reports.  Please amend the Form 10-K, to provide in clear and unqualified language management's conclusion as to the effectiveness of your internal controls over financial reporting as of December 31, 2008.  Refer to Item 308(a)(3) of Regulation S-K.

ANSWER:  This answer is combined with number five below.

4.

Please revise this report in future filings, including the amendment to this Form 10-K, to include the disclosure required by Item 308T(a)(4) of Regulation S-K relating to the fact that an attestation report of the company's registered public accounting firm was not included and to explain why.

ANSWER:  This answer is combined with number five below.

5.

We note your disclosure of deficiencies identified with respect to your internal control over financial reporting.  Please revise future filings, including any amendment to this Form 10-K, to address the following:

•

Disclose management's plans, if any, or actions already undertaken for remediating the deficiencies identified.

•

While you have indicated that the first item identified represents a material weakness, it is not clear whether the other two items represented material weaknesses. Clearly disclose whether the deficiencies identified represent material weaknesses.  As applicable, explain why you do not believe they represent material weaknesses.

ANSWER:  Item 9A(T) has been amended to read as follows:

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Item 9A(T). Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC's rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports filed under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008 (the “Evaluation Date”).  Based upon the evaluation of our disclosure controls and procedures as of the Evaluation Date, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective because of the identification of material weaknesses in our internal control over financial reporting which is identified below, which we view as an integral part of our disclosure controls and procedures.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Rule 13a-15(f).  Our internal control over financial reporting is a process designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and our receipts and expenditures of are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements.  All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls.  Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008.  In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on its evaluation, our management concluded that there are material weaknesses in our internal control over financial reporting and Management has concluded that the Company’s internal controls over financial reporting are ineffective as of December 31, 2008.  A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness relates to the lack of segregation of duties in financial reporting, as our financial reporting and all accounting functions are performed by an external consultant with no oversight by a professional with accounting expertise.  Our Chief Executive Officer and Chief Financial Officer does not possess accounting expertise and we do not have a separately designated audit committee.  These weaknesses are due to our lack of excess working capital to hire additional staff.  To remedy these material weaknesses, we intend to engage another qualified accountant to assist with financial reporting as soon as our finances will allow.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the fourth quarter of our fiscal year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our Disclosure Controls and internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management or board override of the control.

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The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Exhibit -99.1

Report of Independent Registered Public Accounting Firm, page I

6.

We note that KMJ Corbin & Company's opines on the financial statements for all periods presented but indicated that its opinion as it relates to the cumulative data from April 27, 2001 (inception) to December 31, 2005 is based solely on the report of other auditors.  Rule 2-05 of Regulation S-X requires that where your independent accountant elects to place reliance on the work of another auditor and makes reference to that effect in his report, you should file the separate audit report of the other auditor. Please amend this Form 10-K to include the report of the other auditor or explain why you have not provided the report.

ANSWER:  The report of our independent Registered Public Accounting Firm has been amended as follows:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Salamon Group, Inc.

We have audited the accompanying balance sheets of Salamon Group, Inc. (a development stage company) (the "Company") as of December 31, 2008 and 2007, and the related statements of operations, stockholders' deficit and cash flows for the years then ended and the period from April 27, 2001 (Inception) to December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits. We did not audit the cumulative data from April 27, 2001 (inception) to December 31, 2005 in the statements of operations, stockholders' deficit and cash flows, which were audited by other auditors whose report dated April 12, 2006, which expressed an unqualified opinion (the report was modified related to the uncertainty of the Company's ability to continue as a going concern) has been furnished to us. The financial statements for the period from April 27, 2001 (inception) through December 31, 2005 include no revenues and a net loss of $201,245. Our opinion, insofar as it relates to the amounts included for the cumulative period from April 27, 2001 (inception) to December 31, 2005 is based solely on the report of the other auditors.

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We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Salamon Group, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended and for the period from April 27, 2001 (inception) to December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully described in Note 1, the Company has no revenues and has suffered recurring losses from operations since inception, has a working capital deficit and has a deficit accumulated during the development stage at December 31, 2008. These items, among other matters, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of this uncertainty.

/s/ KMJ | Corbin & Company LLP
KMJ | Corbin & Company LLP

Costa Mesa, CA
April 15, 2009

Exhibit 3 1.1

7.

We note that the certification filed as Exhibit 31.1 excludes the introductory language from paragraph 4 referring to internal controls over financial reporting.  Please note that the required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect-.  Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of your current CEO and CFO in the form currently set forth in Item 601 (b)(31) 1) of Regulation S-K .

ANSWER:  The certification has been amended to be in the exact form prescribed.

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Once you agree to our proposed changes, we will file the revised documents on EDGAR.  Please contact me if you have any questions.

Yours truly,

DEAN LAW CORP.

per: /s/ Faiyaz Dean

Faiyaz A. Dean

Attorney-at-Law